FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 04, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            04 May 2006, 1st Quarter Results

Exhibit 99

                           FIRST QUARTER RESULTS 2006

Unilever on-track to meet objectives for 2006.


FINANCIAL HIGHLIGHTS
(unaudited)


EUR million                                              First Quarter 2006
                                                 Current Current Constant
                                                   rates   rates    rates


Continuing operations:
Turnover                                           9 535      9%       2%
Operating profit                                   1 410      7%       0%
Pre-tax profit                                     1 310     10%       5%
Net profit from continuing operations              1 001     10%       5%
Net profit from total operations                   1 059      8%       3%

                                   NV (EUR)   PLC (EUR cents)
EPS from continuing operations      0.97           14.56      9%       4%
EPS from total operations           1.03           15.47      7%       2%



KEY FEATURES OF THE QUARTER

 - Turnover ahead by 8.6%, benefiting from 6.3% favourable currency movement.

 - Underlying sales up by 2.9%, mostly volume, with pricing contributing 0.5 percentage points.

 -  Strong savings offset cost increases.

 - Operating margin at 14.8%, 0.2 percentage points lower, with increased investment in advertising and promotions.

 -  Earnings per share from continuing operations up by 9%.



GROUP CHIEF EXECUTIVE'S COMMENT

Our priorities for 2006 are to sustain top line growth and improve margins. With the first quarter performance we are on track to achieve these objectives and our aggregate market share remains broadly stable since the start of last year.

The business environment has developed largely as expected. Overall world consumer demand is robust, although Western Europe remains sluggish and we have seen a recent renewed upsurge in some commodity prices.

We are investing behind our priorities and this is reflected in good progress in the first quarter in Developing and Emerging markets, in personal care and from Vitality innovations.

In Western Europe, we are maintaining market share and there are some encouraging signs of improvement as work continues to return the business to sustainable growth.

The move to One Unilever organisation around the world is progressing well and increasingly contributing to faster decision making, better execution and an impressive overall delivery of cost reductions.

As I look forward to the rest of the year, a strong innovation programme, the actions we have been taking on pricing and the level of cost savings, all give me confidence that we will meet our outlook.

Patrick Cescau, Group Chief Executive

4 May 2006

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. These are the same accounting policies as those used for preparation of the Annual Report and Accounts for the year ended 31 December 2005. The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

In the following commentary, sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals.

Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRSs or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow.

The frozen foods businesses in Western Europe which are planned to be sold have been treated as discontinued operations, together with the results of Unilever Cosmetics International, which was sold in the middle of last year. Restated figures for all quarters of 2005 are available at www.unilever.com/ourcompany/ investorcentre.

FIRST QUARTER FINANCIAL RESULTS

The commentary on financial results is on the basis of continuing operations, compared with the same quarter of last year, except where otherwise stated.

Turnover increased by 8.6%. Underlying sales grew by 2.9%, including an increasing contribution from pricing, which was up 0.5% in the quarter. Favourable currency movements added 6.3%, with disposals accounting for the remainder of the change in turnover.

Advertising and promotions as a percentage of turnover increased by 0.3 points. Pricing actions and a substantial level of savings from our cost improvement programmes compensated for higher commodity costs and general inflation.

Operating margin at 14.8% was 0.2 percentage points lower than a year ago. The margin this quarter included a favourable 0.6 percentage points from disposal profits less restructuring costs, slightly higher than the level in the same quarter last year. Before the impact of these items, and on a comparable basis, the operating margin would have been 0.3 percentage points lower than a year ago.

Net finance costs were lower than last year, with a benefit to pensions financing from higher asset values and a lower level of net debt.

The tax rate, at 24%, was only slightly higher than the 23% in the same quarter last year which benefited from a number of non-recurring items. The low rate this quarter included a better country mix and other improvements.

Net profit from continuing operations increased by 10%, while total net profit, including discontinued operations, grew by 8%.

Earnings per share from continuing operations increased by 9%, with a favourable 5% from currency movements.

OUTLOOK

The outlook for the year is reconfirmed, notwithstanding the restatement of frozen foods businesses planned for sale as discontinued operations. Our priorities are to sustain top line growth and improve our margins. We continue to expect to increase operating margin to above 13.4%. This takes into account the impact of the change in discontinued operations, which lowers the 2005 operating margin to 13.2%, offset by the benefit of disposal profits in the first quarter of this year. We continue to expect gross restructuring costs of around one percentage point of sales.

Given the low tax rate achieved in the first quarter, the rate for the year is now expected to be around 26%.

CASH FLOW

During the quarter there was a net increase in cash and cash equivalents of EUR0.3 billion. Net cash flow from operating activities was EUR0.2 billion lower, including a higher seasonal outflow of working capital compared with the same period last year. EUR0.2 billion lower net cash flow from investing activities was more than offset by EUR0.5 billion lower net cash flow used in financing activities, mainly due to purchases of treasury stock last year.

BALANCE SHEET

Goodwill and intangibles have decreased by EUR0.2 billion since the start of the year, mainly due to currency movements. Inventories and trade receivables were EUR0.6 billion higher, reflecting seasonal build-up in ice cream and the low position at the end of 2005, while trade payables decreased by EUR0.4 billion. Net debt was EUR10.3 billion, a decrease of EUR0.2 billion in the quarter.

Total equity has increased by EUR1.1 billion since the start of the year, consistent with the net profit for the quarter.

FIRST QUARTER PERFORMANCE BY REGION (continuing operations)

EUROPE

Underlying sales declined by 0.5%. Volumes were slightly ahead but prices were lower by 0.6%.

In Western Europe consumption remains weak, while our aggregate market shares are in line with a year ago. In Central and Eastern Europe we continue to achieve good growth in buoyant markets.

Performance in the quarter was mixed. Vitality innovation drove growth in savoury and heart health spreads. There was a slow start in ice cream, which was not helped by the combination of a later Easter and cooler weather. Both personal care and household cleaning grew, but sales were weaker in laundry.

There was an improvement in most key countries. In the Netherlands, sales grew, supported by the move to One Unilever and the roll out of a customer management improvement programme. Sales in the UK were in line with last year. However France was held back by a reduction in trade stock levels, largely linked to the timing of price changes. Russia continues to move ahead strongly with double-digit growth.

The relaunch of Knorr bouillon cubes throughout the region has begun. The new platform communicates the naturalness of the ingredients. At the same time Knorr Vie 'one shot' fruit and vegetable drinks, launched last year, have been extended to a further two countries. In the Netherlands, 'fresh' soup in pouches has transformed a declining market into a growing one by attracting new users, and 'fresh' soups have also been launched in Poland and Russia. Low unit-priced bouillon cubes, already successful in Latin America, have now been introduced to Central and Eastern Europe.

The new Axe/Lynx fragrance, 'Click', has been rolled out across Europe, while Dove was further boosted by a 'summer glow' range in a number of countries. In household cleaning, the Cif brand has been brought to Russia for the first time and elsewhere Cif trigger and super cream were launched. We have just introduced Comfort Creme fabric conditioners, with new technology and a luxury positioning and, in France, new gel laundry tablets are making good progress.

Operating margin, at 16.8%, was 0.6 percentage points higher mainly through lower overhead costs.

THE AMERICAS

Underlying sales grew by 2.9%, with 1.3% coming from price increases we have taken.

In the US, consumer demand in home and personal care remains strong, while foods markets show modest growth. Underlying sales in the US were up by 1.1%, held back by an unusual level of trade de-stocking in home and personal care categories.

Elsewhere, the region continues to show solid growth despite slower markets in Mexico and Brazil and aggressive lower priced competition in foods.

Highlights of the regional performance included strong contributions from Country Crock side dishes and Bertolli frozen in the US, while sales of spreads suffered from low butter prices. In ice cream we continued to gain market share in the US, and Brazil benefited from new product introductions and good summer weather. Our recovery plan for Slim-Fast produced promising results in the quarter, with a growth in sales following the launch of new hunger control products.

Deodorants continued to grow strongly across the Americas. Laundry shares in South Latin America remain strong but sales in skin care declined as a result of down-trading to lower priced competition. In Mexico sales grew despite soft markets, boosted by sell-in ahead of the move to regionally harmonised systems.

New products in the quarter included five new dishes in the Bertolli range in the US and the introduction of similar products under the Knorr brand in Canada. An extensive innovation programme in ice cream in the US includes more creamy varieties of Breyers 'double churn', the introduction of 'cyclone', with pieces of confectionery in a swirl, and Ben & Jerry's sorbets and cones.

Knorr is being developed with further local recipe bouillons, such as grilled chicken flavour in a number of countries, and through soups in Canada.

Axe continues to go from strength to strength with the launch of exotic body wash products in the US and the roll-out of the global fragrance, 'Click', across the region.

The reshaping of the hair care portfolio in the US is progressing, with the launch of Dove moisturising and therapy ranges, products to care for coloured hair, and a revamp of the Suave range. The sale of the smaller Finesse and Aqua Net brands has just been announced.

Operating margin, at 14.6%, was 0.3 percentage points lower, reflecting higher restructuring costs and lower profits on disposals.

ASIA AFRICA

Underlying sales grew by 8%, continuing the positive momentum established last year. Growth remains largely volume driven, but with positive pricing of 1% mainly reflecting increases we have taken in home and personal care to mitigate the effects of increased input costs.

Consumer demand remains buoyant and we are benefiting from our strong market positions.

The growth was broad-based across the region. China was particularly strong driven by a healthy combination of market growth and share gains from better distribution and the continuing success of innovations launched last year under brands such as Pond's and Zonghua. India and Indonesia both saw broad-based, double-digit growth. Other highlights included Vietnam, Egypt, Arabia, Turkey and South Africa.

The improved performance in the developed markets of Australia and Japan was sustained, with modest growth in both countries.

Across the region, all categories were ahead in the quarter, with notable contributions from skin care and laundry, which are the two largest.

Recent innovations in India include the further revitalisation of the Lux brand, including the introduction of Lux Aqua Sparkle, and a new variant of Clinic.

The enhanced Lux Super Rich in Japan has been well received while in Indonesia the Pond's skin care range has been extended with whitening oil control and moisturiser detox products.

Australia has seen the launch of the latest global Axe/Lynx fragrance 'Click'.

In foods, low unit-priced Knorr bouillon cubes have been brought to the region and Green Tea innovations are being rolled out extensively. In South Africa, Rama is being relaunched with new communication supporting the healthy oils in the product.

Operating margin, at 12.4%, was one percentage point lower than a year ago, reflecting increased investment in advertising and promotions.







SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.




CONDENSED FINANCIAL STATEMENTS
INCOME STATEMENT
(unaudited)

EUR million                                            First Quarter
                                                   2006    2005    Increase/
                                                                  (Decrease)
                                                                Current Constant
                                                                  rates   rates

Continuing operations:

Turnover                                          9 535   8 783      9%      2%

Operating profit                                  1 410   1 320      7%      0%
After (charging)/crediting:
Restructuring                                       (61)    (21)
Business disposals and impairments                  119      71

Net finance costs                                  (121)   (151)
Finance income                                       87      97
Finance costs                                      (216)   (233)
Pensions and similar obligations                      8     (15)
Share in net profit/(loss) of joint ventures         18      10
Share in net profit/(loss) of associates              -       -
Other income from non-current investments             3       8

Profit before taxation                            1 310   1 187     10%      5%

Taxation                                           (309)   (274)

Net profit from continuing operations             1 001     913     10%     5%

Net profit/(loss) from discontinued operations       58      68

Net profit for the period                         1 059     981     8%      3%

Attributable to:

Minority interests                                   69      47
Shareholders' equity                                990     934     6%      1%

Combined earnings per share

From total operations

Per EUR 0.51 ordinary NV share (Euros)             1.03    0.96     7%      2%
Per 1.4p ordinary PLC share (Euro cents)          15.47   14.44     7%      2%


Per EUR 0.51 ordinary NV share - diluted (Euros)   0.99    0.93     7%      2%
Per 1.4p ordinary PLC share - diluted (Euro cents)14.87   13.94     7%      2%


From continuing operations

Per EUR 0.51 ordinary NV share (Euros)             0.97    0.89     9%      4%
Per 1.4p ordinary PLC share (Euro cents)          14.56   13.39     9%      4%


Per EUR 0.51 ordinary NV share - diluted (Euros)   0.93    0.86     8%      3%
Per 1.4p ordinary PLC share - diluted (Euro cents)14.00   12.93     8%      3%



STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

EUR million                                                      First Quarter
                                                                  2006    2005

Fair value gains/(losses) on financial instruments net of tax     (191)     16
Actuarial gains/(losses) on pension schemes net of tax              10      (5)
Currency retranslation gains/(losses) net of tax                   183      88

Net income/(expense) recognised directly in equity                   2      99

Net profit for the period                                        1 059     981

Total recognised income and expense for the period               1 061   1 080

Attributable to:

Minority interests                                                  69      67
Shareholders' equity                                               992   1 013



MOVEMENTS IN EQUITY
(unaudited)

EUR million                                                      First Quarter
                                                                  2006    2005

Equity at 1 January                                              8 765   6 515
Total recognised income and expense for the period               1 061   1 080
Conversion of preference shares                                      -     930
(Purchase)/sale of treasury stock                                  (21)   (162)
Share option credit                                                 28      41
Dividends paid to minority shareholders                            (11)    (22)
Currency retranslation gains/(losses) net of tax                    (4)      8
Other movements in equity                                            7       -

Equity at the end of the period                                  9 825   8 390



BALANCE SHEET
(unaudited)

EUR million                                     As at         As at      As at
                                              1 April   31 December    2 April
                                                 2006          2005       2005

Non-current assets

Goodwill and intangible assets                 17 892        18 055     17 334
Property, plant and equipment                   6 428         6 492      6 231
Pension asset for funded schemes in surplus     1 026         1 036        696
Deferred tax assets                             1 602         1 703      1 498
Other non-current assets                        1 061         1 072      1 582

Total non-current assets                       28 009        28 358     27 341

Assets held for sale                              403           217        156

Current assets

Inventories                                     4 217         4 107      4 112
Trade and other current receivables             5 318         4 830      4 616
Other financial assets                            384           335        334
Cash and cash equivalents                       1 969         1 529      1 721

Total current assets                           11 888        10 801     10 783


Current liabilities

Borrowings due within one year                 (6 501)       (5 942)    (5 462)
Trade payables and other current liabilities   (8 249)       (8 658)    (8 234)
Restructuring and other provisions               (562)         (644)    (1 045)

Total current liabilities                     (15 312)      (15 244)   (14 741)

Net current assets/(liabilities)               (3 424)       (4 443)    (3 958)

Total assets less current liabilities          24 988        24 132     23 539

Non-current liabilities

Borrowings due after one year                   6 250         6 457      7 062
Pension liability for funded schemes in
deficit                                         2 342         2 415      2 411
Pension liability for unfunded schemes          4 096         4 202      3 858
Restructuring and other provisions                787           732        280
Deferred tax liabilities                          931           933        816
Other non-current liabilities                     574           602        713

Total non-current liabilities                  14 980        15 341     15 140

Liabilities held for sale                         183            26          9

Equity

Shareholders' equity                            9 365         8 361      7 976
Minority interests                                460           404        414

Total equity                                    9 825         8 765      8 390

Total capital employed                         24 988        24 132     23 539




CASH FLOW STATEMENT
(unaudited)

EUR million                                                     First Quarter
                                                              2006       2005

Operating activities

Cash flow from operating activities                            540        779
Income tax paid                                               (237)      (308)

Net cash flow from operating activities                        303        471

Investing activities

Interest received                                               76         42
Net capital expenditure                                       (190)      (182)
Acquisitions and disposals                                     143        101
Other investing activities                                     (36)       210

Net cash flow from/(used in) investing activities               (7)       171

Financing activities

Dividends paid on ordinary share capital                       (70)        (2)
Interest and preference dividends paid                        (152)      (115)
Change in borrowings and finance leases                        275       (214)
Purchase of treasury stock                                     (19)      (158)
Other financing activities                                      (9)       (21)

Net cash flow from/(used in) financing activities               25       (510)

Net increase/(decrease) in cash and cash equivalents           321        132

Cash and cash equivalents at the beginning of the year       1 265      1 406

Effect of foreign exchange rate changes                        (16)       (23)

Cash and cash equivalents at the end of period               1 570      1 515



ANALYSIS OF NET DEBT
(unaudited)

EUR million                                                  As at        As at
                                                           1 April  31 December
                                                              2006         2005

Total borrowings                                           (12 751)    (12 399)
Borrowings due within one year                              (6 501)     (5 942)
Borrowings due after one year                               (6 250)     (6 457)
Cash and cash equivalents as per balance sheet               1 969       1 529
Cash and cash equivalents as per cash flow statement         1 570       1 265
Add bank overdrafts deducted therein                           399         265
Less cash and cash equivalents in assets/
liabilities held for sale                                        -          (1)
Other financial assets                                         384         335
Derivatives and finance leases included in other
receivables and other liabilities                              145          33

Net debt                                                   (10 253)    (10 502)




GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - First Quarter

EUR million              Europe     Americas      Asia Africa    Total
Turnover

2005                     3 506        2 948            2 329      8 783
2006                     3 471        3 418            2 646      9 535
Change                   (1.0)%       16.0%            13.6%       8.6%


Impact of:

Exchange rates            0.5%        13.0%             6.5%       6.3%
Acquisitions              0.0%         0.1%             0.0%       0.0%
Disposals                (1.1)%       (0.4)%           (1.1)%     (0.8)%


Underlying sales growth  (0.5)%        2.9%             7.8%       2.9%

Price                    (0.6)%        1.3%             1.0%       0.5%
Volume                    0.1%         1.5%             6.7%       2.4%

Operating profit

2005                      570          439              311       1 320
2006                      582          500              328       1 410
Change current rates      2.2%        13.9%             5.3%       6.8%
Change constant rates     1.6%        (0.4)%           (1.2)%      0.3%


Operating margin

2005                     16.2%        14.9%            13.4%      15.0%
2006                     16.8%        14.6%            12.4%      14.8%


Includes restructuring, business disposals and impairments

2005                      0.8%        (0.1)%           0.9%        0.5%
2006                      1.0%        (0.5)%           1.5%        0.6%


Operating profit of discontinued operations - First Quarter

EUR million    Europe        Americas           Asia Africa        Total

  2005           80              16                 -                96
  2006           81               -                 -                81



PRODUCT AREA ANALYSIS
(unaudited)

We have reviewed the segmental analysis of our foods operations in the light of the proposed sale of frozen foods businesses in Europe, now treated as discontinued operations. The new segments are as follows:

 - Savoury, dressings and spreads: comprising the segments previously reported as 'savoury and dressings' and 'spreads and cooking products', together with the remaining frozen foods business.

 - Ice cream and beverages: combining the segments previously reported as 'ice cream' and 'beverages'.

Continuing operations - First Quarter

                    Savoury,
                   dressings  Ice cream                     Home care   Home and     Total
                         and        and            Personal       and   Personal
EUR million          spreads  beverages     Foods      care     other       Care

Turnover
2005                   3 236      1 495     4 731     2 378     1 674      4 052     8 783

2006                   3 399      1 630     5 029     2 702     1 804      4 506     9 535
Change                   5.0%       9.0%      6.3%     13.6%      7.8%      11.2%      8.6%

Impact of:
Exchange rates           4.6%       6.5%      5.2%      8.0%      7.0%       7.6%      6.3%
Acquisitions             0.0%       0.0%      0.0%      0.0%      0.1%       0.0%      0.0%
Disposals              (1.4)%     (0.2)%    (1.0)%    (0.4)%    (0.8)%     (0.6)%    (0.8)%

Underlying sales
growth                   1.8%       2.6%      2.0%      5.6%      1.4%       3.9%      2.9%

Operating profit
 2005                    568        123       691       435       194        629     1 320
 2006                    574        161       735       498       177        675     1 410
Change current rates     1.0%      30.8%      6.3%     14.7%    (8.9)%       7.4%      6.8%
Change constant rates  (2.6)%      19.8%      1.5%      5.2%   (15.2)%     (1.0)%      0.3%

Operating margin
 2005                   17.6%       8.2%     14.6%     18.3%     11.6%      15.5%     15.0%
 2006                   16.9%       9.9%     14.6%     18.4%      9.8%      15.0%     14.8%







NOTES

(unaudited)

Discontinued operations

In line with the requirements of IFRS 5, the frozen foods businesses in Western Europe which are planned to be sold are treated as discontinued operations, together with the results of Unilever Cosmetics International, which was sold in the middle of last year.

Basic earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.06 for the quarter (2005: EUR0.07). Diluted earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.06 for the quarter (2005: EUR0.07).

Basic earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 0.91 Euro cents for the quarter (2005: 1.05 Euro cents). Diluted earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 0.87 Euro cents for the quarter
(2005: 1.01 Euro cents).

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the quarter were EUR(8) million,
EUR5 million and EUR(1) million respectively (2005:
EUR(28) million, EUR6 million and EUR(1) million).

Acquisitions and disposals

On 20 March 2006 we announced that we had reached a definitive agreement with Ad van Geloven on the sale of our Mora business in the Netherlands and Belgium. The intention to sell this business, which has a turnover of around EUR100 million, was originally announced in September 2005.

On 2 May 2006, we announced the sale to Lornamead Brands Inc. of the Finesse hair care brand in the US and Canada and the Aqua Net brand in the US. These brands had a combined annual turnover in 2005 of US $85 million.

Issuances and repayments of debt

On 15 January 2006, we repaid a US $300 million bond with a fixed interest rate of 6.15%.

Exchange rate conventions

The income statement on page 5, the statement of recognised income and expense and the movements in equity on page 6 and the cash flow statement on page 8 are translated at rates current in each period.

The balance sheet on page 7 and the analysis of net debt on page 8 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.


EARNINGS PER SHARE

(unaudited)

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of GBP1 = EUR5.445, in accordance with the Equalisation Agreement.

In calculation of diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR0.05 NV preference shares (up to the point of conversion); and (iii) the exercise of share options by employees.

Earnings per share for total operations for the first quarter

                                                               2006        2005
Combined EPS                                                 Thousands of units

Average number of combined share units of EUR0.51           960 261     970 260
Average number of combined share units of 1.4p            6 401 741   6 468 403

                                                                 EUR million

Net profit attributable to shareholders' equity                 990         934

Combined EPS per EUR0.51 (Euros)                               1.03        0.96
Combined EPS per 1.4p (Euro cents)                            15.47       14.44

Combined EPS - Diluted                                       Thousands of units

Adjusted average number of combined share units of EUR0.51  998 757   1 007 820
Adjusted average number of combined share units of 1.4p   6 658 379   6 718 801

                                                                 EUR million

Adjusted net profit attributable to shareholders' equity        990         937

Combined diluted EPS per EUR0.51 (Euros)                       0.99        0.93
Combined diluted EPS per 1.4p (Euro cents)                    14.87       13.94



Combined EPS - American shares

Combined EPS per EUR0.51 NV New York Share                    $1.24       $1.26
Combined EPS per 5.6p PLC American Depositary Receipt         $0.75       $0.76

Combined diluted EPS per EUR0.51 NV New York Share            $1.19       $1.22
Combined diluted EPS per 5.6p PLC American Depositary Receipt $0.72       $0.73


DATES

The results for the second quarter and for the first half year 2006 will be published on 3 August 2006.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010

Internet: www.unilever.com
E-mail: press-office.london@unilever.com


4 May 2006